STATEMENT OF FINANCIAL CONDITION

Tudor, Pickering, Holt & Co. Securities Inc.

With Report of Independent Registered Public Accounting Firm
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1111 Bagby St, Ste 5100

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Pruner, Chief Financial Officer   (212) 287-3191

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Alexandra Pruner _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, Inc. _____ , as of _____ December 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BARBARA SHARKEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SH6191303
Qualified In New York County
My Commission Expires 08-11-2020

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Tudor, Pickering, Holt & Co. Securities, Inc.

Statement of Financial Condition

December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To Management of Tudor, Pickering, Holt & Co. Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 26, 2018

1

Tudor, Pickering, Holt & Co. Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	20,051,630
Deposits with clearing broker		250,987
Receivables from broker-dealers		558,098
Receivables from affiliates		1,812,934
Underwriting fees receivable		1,877,419
Other trade receivables		506,486
Loan receivable from parent		3,763,233
Income tax receivable		1,767,898
Fixed assets (net of accumulated depreciation and amortization of $12,927,135)		6,016,815
Cash surrender value of company-owned life insurance		1,526,295
Deferred tax asset, net		1,249,481
Prepaid expenses and other assets		543,952
Total assets	$	39,925,228

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued liabilities	$	517,340
Payables to affiliates		6,821,407
Deferred rent		6,306,991
Income tax payable		570,887
Deferred compensation liability		985,997
Total liabilities		15,202,622

Stockholder's Equity

Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding		20,488,182
Retained earnings		4,234,424
Total stockholder's equity		24,722,606
Total liabilities and stockholder's equity	$	39,925,228

The accompanying notes are an integral part of this Statement of Financial Condition.

Tudor, Pickering, Holt & Co. Securities, Inc.

Notes to the Statement of Financial Condition

December 31, 2017

1. **Organization and Summary of Significant Accounting Policies**

    Organization

    Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

    The Company is an introducing broker-dealer and does not maintain any margin accounts, promptly transmits any customer funds and delivers any securities received, and does not hold funds or securities for, or owe money or securities to customers. The Company introduces all of its customer transactions, which are not reflected within this Statement of Financial Condition, to a clearing broker, which clears such transactions on a fully disclosed basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for uncollateralized margin loans receivable and for losses that result from a counterparty's failure to fulfill its contractual obligations. The right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker. For the year ended December 31, 2017, the Company has not recorded any liabilities with regard to the clearing broker's rights.

    The Company is a wholly owned subsidiary of Perella Weinberg Partners Group LP ("Parent"), a limited partnership wholly owned by PWP Holdings LP. The Company provides investment banking and financing advice and equity research, sales, and trading related to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains branch or secondary offices in Denver, Colorado, and New York, New York. At December 31, 2017, the Company was registered as a broker-dealer in 42 states and territories.

    Use of Estimates

    The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Company believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

    Cash and Cash Equivalents

    Cash consists of cash held at banks. The Company defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. The Company maintains its cash with a major bank with a high credit rating. Cash can be withdrawn without restriction. As of December 31, 2017, the Partnership did not hold any cash equivalents.

    Restricted Cash and Equivalents

    During 2017, the Company maintained restricted cash in the form of a certificate of deposit as collateral for a standby letter of credit. As of December 31, 2017, the Company no longer held the certificate of deposit, and as such, did not hold any restricted cash.

Deposit with Clearing Broker

Under the terms of the agreement with the clearing broker, the Company must maintain either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $250,000 in a deposit account. The Company must maintain the account until the termination of the clearing agreement.

Loan Receivable from Parent

The Company has a loan receivable from its Parent. The loan is considered fully collectible as of December 31, 2017 based on knowledge of the Parent's ability to meet its financial obligations; therefore, no allowance for loan loss is considered necessary. The interest on the loan receivable from parent is accrued and shown together with the principal balance on the Statement of Financial Condition. There were no fees associated with the loan. The unpaid principal balance and any accrued and unpaid interest is due on or before March 31, 2019.

Allowance for Doubtful Accounts

Any allowance for doubtful accounts is recorded based upon the estimate of financial advisory fees, underwriting fees and other trade receivables that the Company does not expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience. As of December 31, 2017, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consists primarily of amounts paid for subscriptions for research services, software licenses, insurance, and annual filing fees net of amortization. These amounts are amortized over the life related service period or policy.

Revenue Recognition and Deferred Revenue

The Company provides investment banking and financing advice and equity research, sales, and trading primarily related to the energy industry. The Company also participates in the brokerage of publicly traded securities for commissions and participates in the underwriting of securities offered for initial sale in public markets. Below is a description of the revenue recognition policies related to these services.

Commissions – Commissions and related clearing expenses from executing client transactions are recorded on a trade-date basis as securities transactions occur. Commissions earned but not yet received are included in receivables from broker-dealers in the Statement of Financial Condition.

Underwriting fees – The Company earns investment banking revenue in securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues include management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC, or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer; and (iii) the Company has been informed of the number of securities that it has been allotted.

When the Company is not the lead manager for an underwriting transaction, management must estimate the Company's share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Research services – The Company provides research on the energy industry and related equity and commodity markets on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. Research revenue is recorded as commissions revenue if trades are conducted through the Company's trading desk. Direct payments and soft dollar payments are recorded as revenue when all of the following have occurred: (i) an arrangement exists; (ii) access to research has been provided; (iii) the fee amount is fixed and determinable and (iv) collection is reasonably assured. Research revenue earned but not yet received is included in other trade receivables in the Statement of Financial Condition.

Financial advisory fees – The Company provides merger-and-acquisition, private placement and financial advisory services. The Company recognizes advisory fees as services are performed, the transactions are substantially completed, the fees are determinable and collection is reasonably assured. Financial advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events (as defined in the respective engagement letters) that are recognized when the transaction is substantially completed, under the terms of each assignment; (ii) retainer fees that are recognized monthly or quarterly; and (iii) discretionary transaction fees that are recognized when services are substantially completed and the client has confirmed that a discretionary fee will be paid.

Deferred revenue – Amounts billed to or payments received from clients in advance for fees and expenses are recognized as deferred revenue on the Statement of Financial Condition until such time as the revenue recognition criteria described above are met.

Interest income – Interest income is recorded on an accrual basis.

Affiliate Expense Allocation

Certain expenses of the Partnership are processed and paid by its affiliates: the Parent, PWP Employer LP, and Tudor, Pickering, Holt & Co. Management, LLC. Expenses specifically related to the Company are paid directly by the Company, whereas shared expenses are allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. These amounts result in receivables and payables with affiliates which are settled in cash within 12 months. See Note 10 for further explanation of affiliate transactions.

Employee Compensation and Benefits

Employee compensation and benefits expense includes compensation, payroll taxes, deferred compensation, and other benefits for employees.

Floor Brokerage and Clearance Fees

Floor brokerage and clearance fees represent charges and exchange fees from clearing organizations for clearing trades, and are recognized when incurred.

Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements and software development costs. Fixed assets are recorded at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Certain software development costs are amortized over three years.

Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more-likely-than-not" threshold would be recorded as a tax expense in the current year. The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

The Statement of Financial Condition includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the Statement of Financial Condition and tax basis of assets and liabilities.

Recent Accounting Pronouncements

Revenue Recognition – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. ASU 2014-09 also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard. The standard is effective for the Company's interim and annual periods beginning after December 15, 2017.

The Company will adopt the revenue recognition guidance as of January 1, 2018 on a modified retrospective basis. The Company's implementation efforts included the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. The Company concluded that there will be no material impact to the recognition and measurement of contracts with customers. Therefore, adoption will not require an adjustment to beginning retained earnings for the year ended December 31, 2018.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02") to increase transparency and comparability among organizations. Under the new standard, an entity will be required to recognize all lease assets and liabilities on its balance sheet and disclose key information about leasing arrangements. In addition, the new standard offers specific accounting guidance for a lessee, a lessor, and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the Statement of Financial Condition to assess the amount, timing, and uncertainty of cash flows arising from leases. This new standard will be effective for the Company in fiscal years beginning after December 31, 2018. The Company is evaluating the impact of adoption on its Statement of Financial Condition; however, the Company does not expect a material impact on the Statement of Financial Condition or ending net capital.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2017, the Company had net capital of $7,310,918, which resulted in excess net capital of $6,361,067. The Company's ratio of aggregate indebtedness to net capital was 1.95 to 1.

The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance covering any and all acts of the Company's employees, agents and partners of at least $700,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

3. Loan Receivable from Parent

On March 31, 2016, the Company loaned $5,500,000 to the Parent bearing interest at 0.7%. For the year ended December 31, 2017, the Parent made principal payments of $1,750,000 and interest payments of $46,348 to the Company. The remaining loan balance is due from the Parent on March 31, 2019 and interest is due annually on or before March 31. The loan may be prepaid at any time in whole or in part, without penalty. As of December 31, 2017, the principal balance of the loan was $3,750,000 and interest receivable related to this loan was $13,233.

4. Fixed Assets

Fixed assets consists of the following:

Furniture and office equipment	$ 6,972,988
Leasehold improvements	10,333,499
Software	1,637,463
Less: Accumulated depreciation	(12,927,135)
	$ 6,016,815

5. **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Accounting Standards Codification ("ASC") 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the reporting date.

*   Level 2 inputs are quoted prices in markets that are not active or based on quoted prices for similar assets or liabilities or for which all significant inputs are observable, directly or indirectly.

*   Level 3 are unobservable inputs for the asset or liability and rely on management's own judgment about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

	Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Assets				
Cash surrender value of company-owned life insurance	$ -	$1,526,295	$ -	$1,526,295
Total assets	$ -	$1,526,295	$ -	$1,526,295
Liabilities and subordinated borrowings				
Deferred compensation liability	$ -	$ 985,997	$ -	$ 985,997
Total liabilities and subordinated borrowings	$ -	$ 985,997	$ -	$ 985,997

Transfers between levels are recognized at the end of the year in which they occur. There have been no transfers between Level 1, Level 2 or Level 3 assets or liabilities since December 31, 2016.

Cash surrender value of company-owned life insurance is reported in the Statement of Financial Condition at the amount that could be realized under the contract as of December 31, 2017, which approximates fair value.

Historically, employees have had the option to defer a portion of their compensation and elect certain hypothetical investments in which the deferrals are deemed invested in. The deferred compensation liability is recorded at fair value on the Statement of Financial Condition. The significant input into the Company's determination of the fair value of the deferred compensation liability is the net asset value ("NAV") per share of the investment funds selected by participating employees. See Note 9 for further details about the deferred compensation plan.

Other financial instruments are recorded by the Company at contract amounts and include cash, a Level 1 financial instrument, and deposits with clearing broker, receivables from broker-dealers, receivables from and payables to affiliates, other trade receivables, accounts payable and accrued liabilities, and loan receivable from Parent, which are Level 2 financial instruments. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

6. **Income Taxes**

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets		
Deferred rent	$	1,324,468
Federal tax loss carryforward		601,573
State tax loss carryforward		151,772
		2,077,813
Deferred tax liabilities		
Depreciation		(828,332)
		(828,332)
Net deferred tax asset	$	1,249,481

The Company files a U.S. federal income tax return. The Company is no longer subject to U.S. federal income tax examination by the taxing authorities for years before 2013. The Company files in several state tax jurisdictions. The Company is no longer subject to state income tax examination by the taxing authorities in Texas for years before 2012, by taxing authorities in Colorado for years before 2012 and by taxing authorities in New York for years before 2013. The Company has concluded that no uncertain tax positions exist that require recognition or disclosure at December 31, 2017.

U.S. tax reform legislation, the Tax Cuts and Jobs Act (the "TCJA"), was signed into law on December 22, 2017. The TCJA will result in significant changes to U.S. federal income tax laws. Management has considered the impact of this law on this Statement of Financial Condition, including the potential impact on tax disclosures. Management expects the reduced tax rates to have an impact on the Statement of Financial Condition on a go forward basis.

7. **Deferred Rent**

The Company recognizes rent expense for scheduled rent increases and rent holidays by amortizing the aggregate lease payments on a straight-line basis over the lease term. The difference between actual operating lease payments due and straight-line rent expense, which is recorded by the Company over the term of the lease is recorded as deferred rent in the early years of the lease, when cash payments are generally lower than straight-line rent expense, and reduced in the later years of the lease when payments begin to exceed the straight-line expense. Also included in deferred rent are tenant improvement allowances received by the Company from its landlords. These allowances are being amortized over the lease term as a reduction to rent expense. At December 31, 2017, the unamortized tenant improvement allowance included in deferred rent was $954,861.

8. **Employee Benefit Plan**

The Company's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an affiliate of the Company. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

Tudor, Pickering, Holt & Co. Securities, Inc.

Notes to the Statement of Financial Condition

December 31, 2017

9.   **Deferred Compensation Plan and Company-Owned Life Insurance**

The Company has a nonqualified deferred compensation plan ("DCP") covering certain employees. Historically, the DCP allowed participants to defer up to 50% of their compensation. The DCP participants are allowed to elect certain hypothetical investments in which their deferrals are deemed to be invested for purposes of measuring the allocation of net income or net losses to each participant. Based upon the fair value of each participant's hypothetical investments, the DCP obligation at December 31, 2017 was $985,997 with annual distributions expected through 2025. The DCP was suspended during 2011 and therefore no deferrals were made during 2017. During 2017, distributions of $366,431 were made from the DCP.

The Company maintains company-owned life insurance policies which are designed to offset a portion of the DCP liability. The policies are reported in the Statement of Financial Condition at the cash surrender value or the amount that could be realized under the contract as of December 31, 2017 of $1,526,295. During 2017, the Company received $285,776 in cash value for policies surrendered in order to pay a portion of the related deferred compensation distribution mentioned above.

10.   **Related Party Transactions**

The Company receives and pays fees to affiliates for services provided and received.

Facility fees – The Company pays for rent expense on all leases as well as furniture, equipment and leasehold improvements. Affiliates reimburse the Company for usage of the office space and the depreciation of furniture, equipment and leasehold improvements through payment of a facility fee. The fee is calculated on a monthly basis based upon square footage and headcount.

Franchise fees – The Company uses the Tudor, Pickering, Holt & Co. brand in its name and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 3% of the Company's revenue, excluding rebillable expense income and affiliate fee revenue.

Administrative fees – The Company receives administrative services, including payroll, health care and the defined contribution plan, based upon a service agreement between the Company and PWP Employer LP. Under the service agreement the Company pays a fee based upon $4 per day per employee.

Services fees – The Company utilizes equity research data generated by its affiliate, Tudor, Pickering, Holt & Co. International, LLP ("International LLP") and therefore is charged an annual service fee by that affiliate for its services.

Parent loan interest income – On March 31, 2016, the Company made a loan of $5,500,000 to the Parent and earned interest income. As of December 31, 2017, the remaining principal balance was $3,750,000. See Note 3 for further information.

Other Related Party Transactions

Certain operating expenses of the Company are processed and paid by its affiliates: the Parent, PWP Employer LP, and Tudor, Pickering, Holt & Co. Management, LLC.

The Company files one combined Texas state income tax return for itself and affiliates and remits all taxes due on their behalf.

Outstanding Receivables and Payables

As of December 31, 2017, the Company had outstanding receivables from and payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Company settles receivables and payables with affiliates in cash within 12 months.

Tudor, Pickering, Holt & Co. Securities, Inc.

Notes to the Statement of Financial Condition

December 31, 2017

11. Commitments, Contingencies and Indemnifications

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2027. Certain leases contain renewal options and escalation clauses.

Future minimum rentals under such leases are as follows:

Years Ending	Minimum Rental Commitments
2018	$ 2,781,352
2019	2,742,946
2020	2,729,617
2021	2,784,126
2022	2,839,821
Thereafter	14,016,022
	$ 27,893,884

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. Concentration of Credit Risk and Sector Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

At December 31, 2017, $1,877,419 in underwriting fees receivable is concentrated in five clients in the energy sector (of which $1,053,169 was received through the date of issuance of this Statement of Financial Condition). The collection period for underwriting receivables is 90 days after pricing of the offering. At December 31, 2017, the $558,098 balance in receivables from broker-dealers is with one institution (the full amount was received prior to the issuance of this Statement of Financial Condition). In the event that these clients do not fulfill their obligations, the Company may be exposed to loss due to credit risk for a maximum amount of $874,250. The Company's policy is to monitor the credit standing of each client with which it conducts business.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2018, which is the date the Statement of Financial Condition was available for issuance.

On February 2, 2018, the Company entered into a temporary subordinated loan agreement with Cadence Bank. The loan was for $5,000,000 with a 4.5% interest rate and a maturity date of March 23, 2018. The loan was approved by FINRA and funded to the Company on February 6, 2018. The total principal amount of the loan, along with accrued interest, was prepaid on February 16, 2018, subsequent to prepayment approval from FINRA on the same day.